UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,

D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 17, 2025
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
Indicate by check mark whether the

registrant files or will file annual reports under

cover of
Form 20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the Invitation

to the Annual General Meeting

of UBS Group AG and news
release with the related agenda, which

appear immediately following this page

.

UBS

Invitation to the Annual General Meeting

UBS Group AG

Thursday, 10 April 2025, 10:30 a.m.
Messe Luzern, Horwerstrasse 87, 6005 Lucerne

Dear shareholders,

We are pleased to invite you to the Annual General Meeting of UBS Group AG (the AGM). It will take place on Thursday, 10 April 2025, at 10:30 a.m., at the Messe Luzern, Lucerne. Doors open at 9:30 a.m.

Enclosed with this invitation are the "Power of attorney and voting instructions" and the "Admission card" forms. The brochures "Say-on-pay" and "Say-on-non-financial-reporting" set out further details in relation to the proposed compensation votes and the advisory vote on non-financial matters and are published at *ubs.com/agm*.

The UBS Group AG Annual Report 2024, including the UBS Group AG Compensation Report and the auditors' reports for the 2024 financial year, is available electronically at *ubs.com/annualreport*, as is the UBS Group AG Sustainability Report 2024.

On 10 January 2025, UBS Group AG published a notice in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt) and on its website, at *ubs.com/agm*, inviting qualifying shareholders to submit their requests for the inclusion of individual items on the agenda by 21 February 2025. No requests were submitted.

Zurich, 13 March 2025

Yours sincerely,

UBS Group AG

Colm Kelleher
Chairman of the Board of Directors

Markus Baumann
Group Company Secretary

Motion
The Board of Directors proposes that the management report for the 2024 financial year and the UBS Group AG consolidated and standalone financial statements for the 2024 financial year be approved.

Explanation
The General Meeting is responsible for the approval of the management report as well as the consolidated and standalone financial statements, for each financial year. In its reports to the General Meeting, Ernst & Young Ltd, Basel, as auditors, recommends without qualification that the consolidated and standalone financial statements of UBS Group AG be approved.

Motion
The Board of Directors proposes that the UBS Group AG Compensation Report 2024 be ratified in an advisory vote.

Explanation
The UBS Group AG Compensation Report 2024 is a chapter of the UBS Group AG Annual Report 2024 and is accompanied by a report of the statutory auditor confirming that the Compensation Report 2024 complies with Swiss law. The Compensation Report 2024 explains the governance and principles behind the compensation structure of UBS Group AG, including the link between pay and performance. The UBS Group AG Compensation Report 2024 and the brochure "Say-on-pay" set out further details in relation to the proposed vote.

Motion
The Board of Directors proposes that the UBS Group AG Sustainability Report 2024 be ratified in an advisory vote.

Explanation
The UBS Group AG Sustainability Report 2024 explains the sustainability strategy and governance of UBS Group AG and its activities and achievements in 2024 pertaining to the environment, including climate, and society. This report has been reviewed by Ernst & Young Ltd, Basel. UBS's sustainability metrics, as disclosed in the UBS Group AG Sustainability Report 2024, have been assured by Ernst & Young Ltd, Basel. The assurance report can be downloaded at *ubs.com/sustainability-reporting*. The UBS Group AG Sustainability Report 2024 and the brochure "Say-on-non-financial-reporting" set out further details in relation to the proposed vote.

Motion
The Board of Directors proposes the appropriation of total profit and an ordinary dividend distribution of USD 0.90 (gross) in cash per share of USD 0.10 nominal value under the terms set out in the following table.

Proposed appropriation of total profit and dividend distribution (50%) out of total profit

For the year ended 31.12.24	USD million	CHF million
Net profit for the period	2,994	2,762
Profit / (loss) carried forward	0	0
Total profit available for appropriation	**2,994**	**2,762**
Appropriation to voluntary earnings reserve	(1,436)	(1,345)
Dividend distribution: USD 0.90 (gross) per dividend-bearing share, USD 0.45 of which out of total profit[1]	(1,558)	(1,416)[2]
Profit / (loss) carried forward	**0**	**0**

1 Dividend-bearing shares are all shares issued except for treasury shares held by UBS Group AG as of the record date. The amount of USD 1,558 million presented is based on the total number of shares issued as of 31 December 2024. If the final total amount of the dividend is higher or lower, the difference will be balanced through the appropriation to the voluntary earnings reserve. 2 For illustrative purposes, translated at closing exchange rate as of 31 December 2024 (CHF / USD 1.10).

Proposed dividend distribution (50%) out of capital contribution reserve

For the year ended 31.12.24	USD million	CHF million
Statutory capital reserve, of which capital contribution reserve before proposed distribution	31,603	32,621
Dividend distribution: USD 0.90 (gross) per dividend-bearing share, USD 0.45 of which out of capital contribution reserve[1]	(1,558)	(1,416)[2]
Statutory capital reserve, of which capital contribution reserve after proposed distribution	**30,045**	**31,204**

1 Dividend-bearing shares are all shares issued except for treasury shares held by UBS Group AG as of the record date. The amount of USD 1,558 million presented is based on the total number of shares issued as of 31 December 2024. 2 For illustrative purposes, translated at closing exchange rate as of 31 December 2024 (CHF / USD 1.10).

The ordinary dividend distribution is declared in US dollars. Shareholders whose shares are held through SIX SIS AG will receive dividends in Swiss francs, based on a published exchange rate calculated up to five decimal places on the day prior to the ex-dividend date. Shareholders holding shares through the Depository Trust Company or directly registered in the US share register with Computershare will be paid dividends in US dollars.

Provided that the proposed dividend distribution is approved, the payment of the dividend will be made on 17 April 2025 to holders of shares on the record date 16 April 2025. On the SIX Swiss Exchange, the shares will be traded ex-dividend as of 15 April 2025 and, accordingly, the last day on which the shares may be traded with entitlement to receive the dividend will be 14 April 2025. On the New York Stock Exchange (the NYSE), the shares will be traded ex-dividend as of 16 April 2025 and the last day on which the shares may be traded with entitlement to receive the dividend will be 15 April 2025.

2

Explanation
UBS Group AG declares its dividends in US dollars, which is its presentation currency. However, shareholders whose shares are held through SIX SIS AG will still receive their dividends converted into Swiss francs.

As set out above, half of the ordinary dividend distribution of USD 0.90 (gross) in cash per share of USD 0.10 nominal value is payable out of total profit, and the other half is payable out of the capital contribution reserve. The portion of the dividend paid out of total profit will be subject to a 35% Swiss withholding tax.

The different ex-dividend dates on the SIX Swiss Exchange and the NYSE are due to the fact, that in May 2024, the US changed its settlement practice from T+2, which is common in Europe, to T+1, to reduce the risk between the execution and the settlement of a trade. To align the two different settlement practices regarding the corporate event key dates, UBS has decided to set the ex-dividend date on the NYSE one day later (16 April 2025) than on the SIX Swiss Exchange (15 April 2025).

Motion
The Board of Directors proposes that discharge be granted to the members of the Board of Directors and the Group Executive Board for the 2024 financial year.

Explanation
After having reported on the past financial year in the UBS Group AG Annual Report 2024, the Board of Directors is now requesting discharge for the 2024 financial year.

The discharge resolution for the previous financial year specifically excluded all members of the Board of Directors and the Executive Board of Credit Suisse Group AG for conduct having occurred prior to 12 June 2023. Such exclusion was necessary due to the merger of UBS Group AG with Credit Suisse Group AG that occurred during the 2023 financial year in order to account for the uncertainties surrounding the Credit Suisse crisis and ongoing reviews as well as to respect Credit Suisse Group AG's previous motions and resolutions regarding discharge. As the merger of UBS Group AG with Credit Suisse Group AG was completed during the 2023 financial year, there is no need to keep such exclusion for the 2024 financial year. However, this shall not affect the exclusion from the discharge for the 2023 financial year and such exclusion shall remain effective if the General Meeting adopts the discharge resolution as proposed.

Motion
The Board of Directors proposes that Colm Kelleher, Lukas Gähwiler, Jeremy Anderson, William C. Dudley, Patrick Firmenich, Fred Hu, Mark Hughes, Gail Kelly, Julie G. Richardson and Jeanette Wong, each of whose term of office expires with the conclusion of the 2025 AGM, be re-elected for a one-year term of office.

Explanation
The members of the Board of Directors and its Chairman are elected individually and for a term of office until the completion of the next AGM. Each member of the Board of Directors who is standing for re-election has been recommended for re-election by the UBS Group AG Governance and Nominating Committee after thorough examination and consultation with the Chairman. Claudia Böckstiegel and Nathalie Rachou will not stand for re-election at the 2025 AGM.

Detailed biographies can be found in the "Corporate governance and compensation" section of the UBS Group AG Annual Report 2024, as well as on the Internet, at *ubs.com/boards*.

6.11. Renata Jungo Brüngger

Motion
The Board of Directors proposes that Renata Jungo Brüngger be elected as a member of the Board of Directors for a one-year term of office.

Explanation
Renata Jungo Brüngger (born 1961) has been a member of the Board of Management of Daimler AG – now Mercedes-Benz Group AG – since 2016 and appointed until December 2025. She is also a member of the Board of Management of Mercedes-Benz AG. Her responsibilities include the areas of Integrity, Governance and Sustainability throughout the Mercedes-Benz Group AG, its Group's Legal Department, the Compliance Organization and the Legal Product & Technology as well as the Corporate Data Protection and Corporate Audit. A cross-divisional steering and coordination function for sustainability management in the company is anchored in this area too, following a holistic approach concerning all sustainability topics from decarbonization to human rights. In addition, she is responsible for overseeing the implementation of integrity management across the company. Ms. Jungo Brüngger joined the former Daimler AG as Head of Legal and Executive Vice President in 2011. Previously, she was General Counsel for Corporate EMEA and Vice President/General

3

Counsel for Emerson Process Management EMEA, Emerson Electric (Switzerland, USA) and before that worked for the Legal Department of Metro Holding AG and the Swiss law firm Bär & Karrer.

Ms. Jungo Brüngger completed her bilingual law studies at the University of Fribourg (Switzerland) and is a licensed attorney-at-law. Later, she earned an LL.M. in international commercial law, specializing in intellectual property rights and technology and information rights. She is a Swiss citizen.

Currently, Ms. Jungo Brüngger sits on the supervisory boards of Munich Re and Daimler Truck Holding AG.

Ms. Jungo Brüngger complies with the mandate threshold set forth in article 31 of the Articles of Association.

6.12. Lila Tretikov

Motion
The Board of Directors proposes that Lila Tretikov be elected as a member of the Board of Directors for a one-year term of office.

Explanation
Lila Tretikov (born 1978) currently serves as partner and leads the Artificial Intelligence (AI) strategy at New Enterprise Associates, Inc., a Silicon Valley-based venture capital firm. Working for Microsoft Corporation from 2018 to 2024, she led substantial transformation AI initiatives, most recently as Deputy Chief Technology Officer. From 2016 to 2018 she was Senior Vice President and CEO & Vice Chair Terrawatt at Engie SA, a global energy organization based in France. Before that, Ms. Tretikov was CEO at Wikipedia Foundation & Endowment introducing its AI strategy. She is a distinguished software engineer and programmer.

Ms. Tretikov studied computer science (specialization in AI) and visual art at the University of California, Berkeley. She completed graduate programs at University of Oxford's Saïd Business School and Stanford University's Directors' College. She is an American and French citizen.

Currently, Ms. Tretikov is a board member of Volvo Car Corporation, Zendesk Inc., Xylem Inc., Affinidi and is a member of the Advisory Board of Capgemini SE. She intends to reduce her board portfolio going forward.

Ms. Tretikov complies with the mandate threshold set forth in article 31 of the Articles of Association.

Motion
The Board of Directors proposes that Julie G. Richardson and Jeanette Wong be re-elected and Gail Kelly be elected for a one-year term of office as members of the Compensation Committee. At its constitutional meeting, the Board of Directors intends to re-appoint Julie G. Richardson as Chairperson of the Compensation Committee.

Explanation
The General Meeting elects individually each member of the Compensation Committee for a term of office until the completion of the next AGM. Each member of the Compensation Committee who is standing for re-election or election has been recommended for re-election or election by the UBS Group AG Governance and Nominating Committee after thorough examination and consultation with the Chairman.

Motion
The Board of Directors proposes that the maximum aggregate amount of compensation of CHF 15,000,000 for the members of the Board of Directors for the period from the 2025 AGM to the 2026 AGM be approved.

Explanation
Pursuant to article 43 of the Articles of Association, the General Meeting shall approve the maximum aggregate amount of compensation of the Board of Directors for the period until the next AGM.

Motion
The Board of Directors proposes that the aggregate amount of variable compensation of CHF 114,185,176 for the members of the Group Executive Board for the 2024 financial year be approved.

Explanation
Pursuant to article 43 of the Articles of Association, the General Meeting shall approve the aggregate amount of variable compensation of the Group Executive Board for the preceding financial year.

Motion
The Board of Directors proposes that the maximum aggregate amount of fixed compensation of CHF 32,000,000 for the members of the Group Executive Board for the 2026 financial year be approved.

Explanation
Pursuant to article 43 of the Articles of Association, the General Meeting shall approve the maximum aggregate amount of fixed compensation of the Group Executive Board for the following financial year.

4

9. Re-elections

Motion
The Board of Directors proposes that ADB Altorfer Duss & Beilstein AG, Zurich, be re-elected as the independent proxy for a one-year term of office expiring after completion of the AGM 2026.

Explanation
Pursuant to article 15 of the Articles of Association, the General Meeting elects the independent proxy. The Board of Directors proposes that ADB Altorfer Duss & Beilstein AG, Zurich, be re-elected for a further one-year term of office as the independent proxy. ADB Altorfer Duss & Beilstein AG, Zurich, has confirmed to the Board of Directors that it possesses the level of independence required to take on this role.

9.2. Re-election of the auditors, Ernst & Young Ltd, Basel

Motion
The Board of Directors proposes that Ernst & Young Ltd, Basel, be re-elected for the 2025 financial year as auditors for the consolidated and standalone financial statements of UBS Group AG.

Explanation
Upon the recommendation of the Audit Committee, the Board of Directors proposes that Ernst & Young Ltd, Basel, be re-elected for a further one-year term of office as auditors. Ernst & Young Ltd, Basel, has confirmed to the Board of Directors' Audit Committee that it possesses the level of independence required to take on this role.

Motion
The Board of Directors proposes that: (i) UBS Group AG's share capital be reduced by USD 12,050,600.80 from USD 346,208,772.20 to USD 334,158,171.40 by canceling 120,506,008 registered shares with a nominal value of USD 0.10 each, all of which are held in treasury; and (ii) the reduction amount be booked against the minus position for treasury shares.

Explanation
The Board of Directors has been authorized at the 2022 AGM to repurchase shares for cancellation purposes in an aggregate value of up to USD 6 billion until the 2024 AGM. The repurchase has been conducted via a separate trading line on the SIX Swiss Exchange.

The 2022 share repurchase program was concluded on 28 March 2024 with a total of 298,537,950 shares repurchased, at an overall purchase price of USD 5,244,697,247.05. The average purchase price was USD 16.7807 per share.

A total of 178,031,942 shares purchased were repurposed for the completion of the UBS Group AG / Credit Suisse Group AG merger. The remaining 120,506,008 shares under the 2022 share repurchase program are now proposed for cancellation.

The Board of Directors proposes that the General Meeting approves the cancellation of the 120,506,008 shares repurchased and the corresponding reduction of the share capital. If approved by the shareholders, the Board of Directors will implement the capital decrease and update the Articles of Association accordingly.

On 5 February 2025, a creditors' call required by Swiss law to implement the capital reduction was published in the Swiss Official Gazette of Commerce. Based on, inter alia, the results of this creditors' call, Ernst & Young Ltd, as statutory auditors, will prepare a special audit report to confirm that all claims of creditors of UBS Group AG are covered despite the capital reduction, which will be completed prior to its filing with the commercial register.

11. Approval of a new 2025 share repurchase program

Motion
The Board of Directors proposes the approval of the following resolution:

"The Board of Directors is hereby authorized to repurchase shares for cancellation purposes in an aggregate value of up to USD 3.5 billion over two years. Any shares repurchased under this authority are intended to be canceled by way of capital reduction, which will be subject to shareholder approval at one or several subsequent General Meetings and the acquisition and holding of such shares are not subject to the 10% threshold for UBS Group AG's own shares within the meaning of article 659 paragraph 2 of the Swiss Code of Obligations."

Explanation
UBS plans to repurchase USD 1 billion of shares in the first half of 2025 under the existing 2024 share repurchase program and aims to repurchase up to an additional USD 2 billion of shares in the second half of 2025 under the new 2025 share repurchase program. To this end, UBS intends to commence this 2025 share repurchase program of up to USD 3.5 billion over two years, which shall be launched immediately after the completion of the existing 2024 share repurchase program, which was commenced on 3 April 2024.

The Board of Directors has decided to opt for a two-step procedure, with the shareholders expressly authorizing the Board of Directors to repurchase shares for cancellation purposes at this AGM and deciding on the definitive cancellation of the repurchased shares at one or several subsequent General Meetings. In the interim period, these shares no longer fall under the statutory restrictions prohibiting corporations from holding more than 10% of their own shares. This will provide UBS Group AG with greater flexibility to execute repurchases, allowing it to efficiently manage its capital.

5

Organizational issues

Voting rights
Shareholders entered in the share register of UBS Group AG on 4 April 2025 at 5 p.m. CEST (on 26 March 2025 at 4:30 p.m. EDT with the US transfer agent Computershare) are entitled to vote via the independent proxy.

No trading restriction on UBS Group AG shares
The registration of shareholders for voting purposes does not affect the trading of UBS Group AG shares held by registered shareholders before, during or after the AGM. Neither Swiss law nor the UBS Group AG Articles of Association impose trading restrictions for shareholders that have been entered in the share register of UBS Group AG with a view to voting at the upcoming AGM.

Admission cards for the AGM
Shareholders entered in the share register of UBS Group AG in Switzerland may order their admission cards by sending the order form attached to this invitation to the following address by 8 April 2025: UBS Group AG, Shareholder Services, P.O. Box, 8098 Zurich, Switzerland.

Shareholders entered in the share register of UBS Group AG in the United States of America may request their admission cards by writing to the following address by 26 March 2025: UBS Group AG, c/o Computershare Trust Company NA, P.O. Box 43006, Providence, RI 02940-3006, USA.

Admission cards will be sent out starting on 3 April 2025. Issued admission cards will be invalidated if the corresponding shares are sold prior to the AGM and if notice of such sale is given to the share register of UBS Group AG. The public transport ticket in Lucerne for zone 10 (Passepartout) will be enclosed with each ordered admission card and is free of charge for your return journey to the Messe Luzern.

Representation
Shareholders may be represented at the General Meeting by their legal representative, under a written power of attorney by a proxy who does not need to be a shareholder or by a written or electronic power of attorney by ADB Altorfer Duss & Beilstein AG (Dr. Urs Zeltner, Attorney and Notary), Walchestrasse 15, 8006 Zurich, Switzerland, as the independent proxy.

In order to appoint, or give instructions to, the independent proxy (ADB Altorfer Duss & Beilstein AG), please complete and sign the enclosed "Power of attorney and voting instructions" form or visit *gvmanager.ch/ubs*. Timely processing can be guaranteed for all duly signed forms received by 8 April 2025.

Language / Live webcast
The AGM will be held in the main languages English and German. Simultaneous interpretations into German, English and French will be available at the meeting. Headsets can be obtained at the entrance of the main hall. The AGM will be broadcast live on the Internet, via *ubs.com/agm*, in English, German and original track.

> Should you have any questions related to the AGM, we are happy to answer them via our hotline: +41-44-235 66 52.

UBS Group AG
P.O. Box
CH-8098 Zurich

ubs.com

UBS

© UBS 2025. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Investor Relations
Tel. +41-44-234

41 00
Media Relations
Tel. +41-44-234

85 00
UBS Group AG, News Release, 17

March 2025

17 March 2025
Ad hoc announcement pursuant

to Article 53 of the SIX Exchange

Regulation Listing Rules

News Release
UBS publishes agenda for

its Annual General Meeting

on 10 April 2025
•

Renata Jungo Brüngger and

Lila Tretikov

nominated for election

to the Board of
Directors

•

Claudia Böckstiegel and Nathalie

Rachou will not stand for

re-election after four and
five years, respectively,

of Board membership
•

All other members of the

Board of Directors

will stand for re-election
•

The Board of Directors

proposes an ordinary

dividend of USD 0.90

(gross) in cash per
share for the 2024 financial

year
Zurich,

17 March 2025 – UBS Group

AG will hold its 2025 Annual General

Meeting (AGM) on 10 April 2025
at 10:30am CEST in Lucerne. The AGM will be

held in German and English and broadcast

live in both
languages on ubs.com/agm.
The invitation, including information on

individual agenda items, is available at

ubs.com/agm.
Agenda

1.
Approval of the UBS Group

AG management report and consolidated

and standalone financial
statements for the 2024 financial year
2.
Advisory vote on the UBS Group

AG Compensation Report 2024
3.
Advisory vote on the UBS Group

AG Sustainability Report 2024
4.
Appropriation of total profit

and distribution of ordinary dividend

out of total profit and capital
contribution reserve
5.
Discharge of the members of the Board

of Directors and the Group

Executive Board for the

2024
financial year
6.
Re-elections and elections

of members of the Board of Directors
6.1.
Colm Kelleher,

as Chairman of the Board of

Directors
6.2. Lukas Gähwiler
6.3.
Jeremy Anderson

6.4.
William C. Dudley

6.5.
Patrick Firmenich

Investor Relations
Tel. +41-44-234

41 00
Media Relations
Tel. +41-44-234

85 00
UBS Group AG, News Release, 17

March 2025

6.6.
Fred Hu

6.7.
Mark Hughes

6.8. Gail Kelly
6.9. Julie G. Richardson
6.10. Jeanette Wong
6.11. Renata Jungo Brüngger
6.12. Lila Tretikov
7.
Re-elections and election of the members

of the Compensation Committee
7.1.
Julie G. Richardson

7.2.
Jeanette Wong

7.3. Gail Kelly
8.
Approval of the compensation for the

members of the Board of Directors

and the Group Executive Board
8.1.
Approval of the maximum aggregate

amount of compensation for the members

of the Board of
Directors from the 2025 AGM

to the 2026 AGM
8.2.
Approval of the aggregate

amount of variable compensation for the

members of the Group
Executive Board for the 2024 financial

year
8.3.
Approval of the maximum aggregate

amount of fixed compensation for the

members of the
Group Executive Board for

the 2026 financial year
9. Re-elections
9.1.
Re-election of the independent proxy,

ADB Altorfer Duss & Beilstein AG, Zurich

9.2.
Re-election of the auditor,

Ernst & Young

Ltd, Basel
10.
Ordinary reduction of share

capital by way of cancellation of shares

repurchased under the

2022 share
repurchase program
11.
Approval of a new 2025 share

repurchase program
UBS Group AG

Investor contact
Switzerland:

+41-44-234 41 00
Americas:

+1-212-882 5734
Media contact
Switzerland:

+41-44-234 85 00
UK:

+44-207-567 47 14
Americas:

+1-212-882 58 58
APAC:

+852-297-1 82 00
ubs.com/media

Investor Relations
Tel. +41-44-234

41 00
Media Relations
Tel. +41-44-234

85 00
UBS Group AG, News Release, 17

March 2025

To

representatives of

the media
17 March 2025
Invitation to the 2025 UBS Group

AG AGM
Dear Sir or Madam,
You are

invited to attend UBS Group

AG’s Annual General Meeting on 10 April

2025 at 10:30am CEST at
Messe Luzern in Lucerne. Doors will open at 9:30am

CEST.
For organizational purposes, participants

need to
register by 2 April 2025,

providing us with the information
below via email (mediarelations@ubs.com).

Upon receipt of your registration,

we will send you a
confirmation, which you will need to present

on the day to gain access to the Annual General

Meeting.
Last name/first name:________________________________

_________________

Organization:

________________________________

_________________

Address:

________________________________

_________________

Telephone:

________________________________

_________________

Email:

________________________________

_________________

UBS Group AG

This Form 6-K

is hereby incorporated by

reference into the

registration statements of UBS Group
AG on
Form S-8

(Registration Numbers 333-200634;

333-200635; 333-200641; 333-200665;

333-215254;

333-
215255; 333-228653; 333-230312; 333-249143 and 333-272975), and into each prospectus outstanding under any of the foregoing registration

statements.

SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrant

has duly
caused this report to be signed on its behalf by

the undersigned, thereunto duly

authorized.
UBS Group AG
By: _/s/ David Kelly______________
Name:

David Kelly

Title:

Managing Director

By: _/s/ Ella Copetti-Campi______________
Name:

Ella Copetti-Campi
Title:

Executive Director
Date:

March 17, 2025